david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

April 6, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	Stacie Gorman
David Link

Re:	99 Acquisition Group Inc.

Registration Statement on Form S-1

Filed February 22, 2023

File No. 333-269923

Dear Ms. Gorman:

On behalf of our client, 99 Acquisition Group Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 21, 2023 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 that was filed by the Company on February 22, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

David J. Levine April 6, 2023 Page 2

Registration Statement on Form S-1

General

1. Please revise the prospectus to clearly indicate when the Sponsor was formed as a Delaware entity. We note that the company was incorporated in Delaware on June 14, 2022. Please indicate this in the forepart of the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3 and 8 of the Amended Registration Statement.

David J. Levine April 6, 2023 Page 3

2. We note your response to comment one. Please add disclosure addressing these facts in both the Summary section and in the beginning of your Risk Factors section. Please revise to indicate when the website (https://99acquisitiongroup.com) was set up, who set up the website, and when the website was taken down. Revise your Form S-1 to indicate the time frame of when the sales of the Sponsor membership interests of $4.8 million were made. Also clearly indicate when and how the indications of interest were received by the Sponsor. Indicate the amount of securities and the type of securities that were sold through the website and when those sales were made. We also note your statement in your response that “none of the funds referenced as having been raised on the website were actually raised through the website.” Please address this statement in your prospectus disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 30, and 34 of the Amended Registration Statement.

3. We note your response to comment one that “[t]he website did not make a distinction between the Sponsor and the SPAC as separate entities and, as such reads as an offer of the Company’s securities. The Company acknowledges that the website may have been in violation of the provisions of the Securities Act of 1933....” Revise your prospectus to further address the potential ramifications to the company. Clearly indicate the potential risks to the company from these actions. For example, does the SPAC have other sources of funds and can the Sponsor lend additional funds to the company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 34 of the Amended Registration Statement.

4. We note your statement that “[t]he website presented statements about the Company that are factually inaccurate.” Please revise to address what statements on the website were factually inaccurate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 34 of the Amended Registration Statement.

David J. Levine April 6, 2023 Page 4

5. We note your statement in your response to comment one that “investors were provided documentation making it clear that they were investing in the Sponsor and not in the Company.” Supplementally provide us with the documentation given to the investors. Also clarify in your document when the documentation was provided to the investors.

Response: The Company acknowledges the Staff’s comment and has provided the requested supplemental information to the Staff. In addition, the Company has revised the disclosure on pages 8 and 34 of the Amended Registration Statement in response to the Staff’s comment.

6. We note your response to comment two. Please revise your disclosure to indicate when the offering started and when the offering ended. Indicate the total amount raised to date under the offering. Additionally, clarify how many membership interests were sold and the percentage these individuals hold in your Sponsor (99 Acquisition Sponsor LLC). We note that your website had stated that the investors would hold “total equity given to the crowdfunding group will be 35%.” Additionally, please indicate the amount of Class B common stock which will be owned by these investors. Also clarify whether these investors will beneficially own any of the private placement warrants that will close simultaneously with the closing of the company offering. We may have further comments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 34 of the Amended Registration Statement.

7. We note your response to comment three. Please revise your prospectus to clearly indicate that the funds raised by the Sponsor from the investors, as noted in the prior website, of approximately $4.8 million is currently being held by the Sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 and 34 of the Amended Registration Statement.

David J. Levine April 6, 2023 Page 5

8. We note that your website indicated that both Peter Lacey and Usha Chaudhary are also co-founders of 99 Acquisition Group. We note that your Form S-1 does not mention either of these co-founders. Please advise us why Peter Lacey and Usha Chaudhary are not addressed in the Form S-1. Additionally, your website indicated that the investors equity stake “funds are kept in a trust account post-IPO and will be returned to the investors if one or more companies are not acquired within 24 months.” Advise us whether the funds raised in the offering by the website will be comingled in anyway with the funds received in the Form S-1 offering which will be deposited into a trust account until a business combination target is selected.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 34 of the Amended Registration Statement to clarify that the funds raised in the offering by the website will not be comingled in anyway with the funds received in the Form S-1 offering which will be deposited into a trust account.

9. Finally, specifically address whether investors in the founder interests can make any claims against the funds to be held in the trust account which will hold the proceeds from the Form S-1 offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16, 77, 121, and 133 of the Amended Registration Statement.

Thank you very much for your time and attention to this matter and please call me at 212-407-4923 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner